                                                                 Exhibit (e)(24)

The following weblog installments have been posted to PeopleSoft's website at www.peoplesoft.com. These are the most recent in a series of weblog commentaries written by Gary Reback regarding the ongoing Oracle antitrust trial. These and the other weblog installments may be accessed without charge by clicking on "View from the Court" at PeopleSoft's website at www.peoplesoft.com.

TRIAL DAY 17: JUNE 30, 2004

Oracle's first witness of the day was Jay Rising, president of ADP's National Accounts Division. ADP is an outsourcer, and like the other outsourcer witness (FESCo), ADP's testimony was a mixed bag for Oracle. On direct, Rising explained that his company offers HR software that competes with PeopleSoft and Oracle, and that ADP expects its business to grow. He listed several large, complex companies as his customers.

But on cross, it was revealed that ADP's HR software was not originally made by ADP, but was purchased from PeopleSoft. And ADP has closed a grand total of six up-market customers since the beginning of 2003; the Government called a couple of these into question. More importantly, the witness admitted that ADP will outsource its HR software only to customers that contract for its payroll service, so the HR offering is merely an add-on to entice customers to take payroll, which is ADP's moneymaker.

Finally, the witness made a series of admissions that, I believe,

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TRIAL DAY 17                                                                  2

severely limited the value of his testimony to Oracle. He explained that some large companies reject the outsourcing model because they want greater control over their HR information. Other customers find outsourcing too inflexible; others find it too expensive. And, at bottom, the witness admitted that in many recent final bids, ADP competed directly against other outsourcing companies, rather than against Oracle or PeopleSoft.

Oracle then moved on to its second witness of the day, its third "expert" witness of the case, Dale Kutnick, chairman of META Group, an industry analyst firm. On direct, Kutnick talked about his "vision" for the industry. Kutnick claimed that a "tectonic shift" is going on in the IT sector. The basic gist of his testimony was that web services and other integration technologies are changing the competitive landscape so profoundly that no one should worry about untoward concentration in the markets for high-function application software.

Kutnick claimed that these new integration technologies will permit all kinds of new startups to make successful applications; and, in any event, the real competition will be to provide an integrated and more efficient "stack" of hardware and software. Kutnick claimed that Microsoft, Oracle, SAP, and IBM are the real competitors in this effort.

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TRIAL DAY 17                                                                   3

On cross, Kutnick's "tectonic shift" reduced his position, in my view, to a pile of rubble. First, the witness acknowledged that his "vision" contradicted that of Larry Ellison. Kutnick claims that "best of breed" is the wave of the future (because of ease of integration), but Ellison has repeatedly stated that, in the future, best of breed will be relevant only in dog shows (because of the higher cost of integration). This left the Oracle trial team mired in a fundamental conflict. The Oracle trial position conflicts with the business position of Oracle's management.

The Government attorney, Phil Malone, then showed Kutnick a META publication which stated that a benefit of the proposed acquisition for Oracle was the "elimination of a competitor."

Next, the witness conceded that, notwithstanding his vision, there is no new venture capital investment in core HR or core financial applications.

Finally, Kutnick revealed a telephone discussion with Chuck Phillips, in which Phillips called to retain Kutnick as a trial expert. This is the very same Chuck Phillips, Oracle's co-president, who used the unfortunate "oligopoly" language (although only colloquially!) to describe the collective market positions of Oracle, SAP, and PeopleSoft. Kutnick admitted that when Phillips called, in February of this year, Kutnick was still

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TRIAL DAY 17                                                                  4

skeptical of Oracle's business rationale for the acquisition. Kutnick said he made some rather critical remarks -- laced with expletives -- regarding the quality of Oracle's application software.

Kutnick further testified that when he challenged Phillips about the rationale for the deal, Phillips said Oracle wanted to buy PeopleSoft to better compete with SAP; he said nothing about competition with Microsoft or IBM, nor did he mention anything about infrastructure. According to Kutnick, Kutnick then explained to Phillips his own (Kutnick's) "vision" for the future of the industry, to which Phillips laughed and asked whether Kutnick wanted to be hired as an expert.

Following Kutnick's testimony, the marshals cleared the courtroom in anticipation of Larry Ellison's testimony in the afternoon. This meant that everyone in the courtroom had to take all their materials out into the hall and line up to re-enter the courtroom after the lunch break. Most of us, including journalists who had been covering the trial from the beginning, lost choice seats, and had to get into a new line behind newcomers who wandered in off the street just to hear Ellison.

Finally, at about 2 p.m., Ellison took the stand. On direct testimony, Ellison talked about a brief conversation between

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TRIAL DAY 17                                                                   5

Craig Conway and himself. Ellison provided this as a justification to launch a hostile tender offer for PeopleSoft a full year later. On cross-examination, Ellison admitted that nothing came of the conversation after a single meeting; no documents were prepared, nor were any lawyers consulted.

As to the meat of Ellison's testimony, he claimed that he needed to buy PeopleSoft for its customers. With more customers, he could spread R&D costs over a bigger base, producing better products at lower prices. Ellison said he had to do this to compete with Microsoft, which would enter the market with very low-priced products. The direct examination was very short, only about 35 minutes.

Things did not go as smoothly for Ellison in the cross-examination. At one point, for example, Ellison admitted that without competition, a company would not invest in innovation. "That would be wasteful," he said. Little did Ellison realize that his trial team has been arguing for more than three weeks that customer demands, not competition, drive innovation. It appeared to me that the Oracle lawyers slumped in their chairs as Larry undercut their case with this testimony.

The cross by Claude Scott also emphasized the conflict between Ellison's view of "best-of-breed" providers and that of Oracle's

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TRIAL DAY 17                                                                   6

paid expert, Dale Kutnick. Claude put into the record several emails written by Ellison proclaiming that the best of breed approach was either dead or dying. Ellison tried to explain that market conditions had changed since he wrote those emails, so maybe best of breed providers had a future after all. Claude wanted to know what could have been so significant to have altered Ellison's market perception in the few weeks since his deposition. In the end, Ellison said that he adhered to his earlier view, but most in the industry had a different view. And, Oracle was again left with a fundamental conflict between its stated trial position and the market vision of its CEO.

Claude made a detailed record of the harm that the Oracle hostile tender offer has caused PeopleSoft. Claude used internal Oracle documents to illustrate how Oracle intended to harm PeopleSoft. The language of the internal Oracle emails was quite graphic. Claude used one from Safra Catz to Ellison, for example, to demonstrate how Oracle calculated that it would come out ahead, whether its tender offer succeeded or not. The email revealed that an Oracle representative had spoken to an institutional PeopleSoft and J.D. Edwards stockholder about the Oracle hostile offer:

      "I also got his attention by telling him that if we walked away from this transaction, he'd own two companies who's [sic] future have been questioned in an

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TRIAL DAY 17                                                                   7

      extremely public way which would impair their ability to retain employees and call on customers long after we were out of the picture."

In a separate section of the email, the Oracle representative also reported:

      "He [the institutional shareholder] thought the offer was simply to disrupt PeopleSoft's quarter and steal a few customers for our Q1 based on the low price and the fact that we didn't bother to try to make it friendly, he thought it was a competitive tactic and nothing more. He also spoke with AMR, Gartner, and Meta and they all told him the same thing."

Ellison claimed he had never read the email, despite the fact that it was addressed to him. He also refused to confirm that Oracle had set up a "war room" to target PeopleSoft customers right after the tender offer was announced. A second internal Oracle email described what Oracle's investment banker called a "Twist in the Wind Strategy" to "create doubts in the minds of the market" about PeopleSoft.

A third Oracle email revealed that Chuck Phillips had sought the advice of former Computer Associates head, Sanjay Kumar, on how to proceed with this hostile offer. The internal Oracle email affording this advice characterized Oracle's announcement to

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TRIAL DAY 17                                                                  8

support PeopleSoft products for ten years as a "reversal in our position with respect to customers" that "gives Craig a victory so he can say he helped protect customers."

The email went on to report that Kumar endorsed the "plan" post-acquisition to terminate PeopleSoft products "but just would not have said so upfront." Kumar also advised that PeopleSoft Chairman and founder Dave Duffield, "Cares about the people and his legacy," and "doesn't want to see that many people fired." Kumar advised the strategy of announcing a hiring freeze because that "makes us look friendlier which we need."

On yet another issue, Claude placed into evidence an Oracle report explaining in meticulous detail (over 12 pages) exactly how PeopleSoft's pricing calculations work for each market segment. Oracle has maintained throughout the trial that it cannot get detailed pricing information about its competitor. The document also established another key point in the Government's case -- that the three large vendors price-discriminate. The document shows that the same software is sold to customers in different industry verticals at different prices, based on the value of the software to the customer.

Finally, Ellison admitted that Oracle could just compete to acquire the customers it would get through the acquisition of

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TRIAL DAY 17                                                                   9

PeopleSoft, but such a competitive process would take much longer. Ellison also admitted that he could achieve the same scale by buying other companies (at least if he bought more than one) which were not direct Oracle competitors; indeed, he stated he was potentially interested in purchasing four other companies right now.

Tomorrow is the last of Oracle's witnesses, yet another expert, David Teece. The Government's rebuttal case will follow that.

[End]

TRIAL DAY 18:  JULY 1, 2004

Oracle put on its last live witness of the trial, David Teece, a University of California professor. Teece was far more poised and articulate than many of Oracle's other witnesses, and told a good story on direct examination. Basically, Teece argued (1) that developments in integration technology significantly affect competition in all back-office software markets, and (2) that there would be a net competitive benefit from the deal by increased stack-level competition. Teece argued that the DOJ experts incorrectly failed to consider these factors in doing their market analyses.

Teece claimed that even if Oracle raised prices $70 million post-acquisition, the effect of that price increase would be more than offset by the cost savings of over a billion dollars that Safra Catz testified about. But the judge noted that Oracle gets the benefit of both the anti-competitive price increase, as well as the identified "cost savings" of laying off people. So it seemed to me that the Judge was implying that there was no public benefit in this calculation.

On cross-examination, Government attorney Steve Kramer, in my opinion established that Teece's story was just a story without evidentiary support. Steve established that Teece examined only

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TRIAL DAY 18                                                                   2

six of Oracle's internal discount forms, which have proven so damaging to Oracle's position in the trial. And Steve repeatedly pointed out the direct conflict between the testimony of Teece and that of the prior Oracle expert, Dale Kutnick: Kutnick emphasized that the industry was moving toward interoperability for all stack components, whereas Teece claimed that the industry was moving toward deep integration of stack components, rather than interoperability.

Steve also showed Teece industry analysts' reports stating that the same three vendors, SAP, PeopleSoft, and Oracle, had been the top back-office application vendors almost every year for the last 10 years. Teece conceded that ordering, but claimed that new integration technology was going to change everything. Steve closed his examination by getting Teece to agree that customers would benefit by having Oracle as a fifth vendor for infrastructure technology, thereby contradicting Oracle's trial position that two competitors are sufficient to ensure competition in software markets.

The Judge then asked if Teece agreed that the products at issue in the case are "differentiated products" under the law, a point Teece agreed with. The Judge also asked if Teece agreed that the vendors engaged in price discrimination, but Teece balked at that

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TRIAL DAY 18                                                                   3

assertion.

At that point, Oracle put some deposition testimony excerpts into the record and rested its case.

The DOJ put on a single rebuttal witness, University of Chicago Professor Mark Zmijewski (known to the DOJ trial team as "Dr. Z."). Dr. Z. attacked the methodology by which Oracle created its efficiency study. During the Oracle case, Safra Catz testified as to calculations she made showing that Oracle would achieve efficiencies from the merger in excess of $1 billion, a sum achieved largely by firing current PeopleSoft employees. In a previous journal entry, I explained that efficiency reports are generally expert studies put into the record through the testimony of a qualified expert. In this case, however, Catz and Ellison created their own efficiency study without the help of any of the four experts retained by Oracle for the case.

The gist of Dr. Z.'s testimony was that Catz simply made up the numbers in her efficiency model; the numbers could not be verified or audited because they were wholly subjective, and there were no work papers or calculations to support many of Catz's spreadsheet entries. Dr. Z. explained the appropriate methodology for an efficiency study and noted the various sources

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TRIAL DAY 18                                                                   4

of information (company documents, for example) that Oracle could have used to support its calculations. In passing, Dr. Z. noted that Catz's proposed layoff number of 6,000 PeopleSoft employees was incomplete, and under the Oracle proposal about 10,000 PeopleSoft employees would be laid off.

The DOJ then put additional deposition excerpts and documents into the trial record and the trial was concluded. The court reaffirmed that the parties were to submit proposed findings of fact and conclusions of law by July 8, and a post-trial memorandum by July 12. Final arguments will be heard on the case on July 20.

I will update this journal for the post-trial briefs, the final arguments, and any other developments that warrant comment.

[End]

ORACLE RESTS

On the last day of trial testimony, July 1, Oracle rested its case. At this point, it is appropriate to evaluate Oracle's presentation, using Oracle's pretrial statements as a scorecard, in the same way I evaluated the Government's case when the DOJ rested.

In the first pretrial conference in this matter, back in April, Oracle lawyer Dan Wall promised he would meet the Government's case, customer witness for customer witness. As an example, he said that if the Government produced Ford Motor Company as a witness, Oracle might produce General Motors. Wall made it clear that for every customer witness put on by the Government, it was Oracle's strategy to put on a similarly situated customer that would support Oracle's position.

Using Oracle's representations as to what it would try to prove as a template against which to evaluate what Oracle actually showed at trial, Oracle's case should be characterized as a complete failure of proof. The Government put on the testimony of Ford, as well as the testimony of Daimler-Chrysler, but no automobile company testified for Oracle. The Government put on the testimony of communications giants Cox, Verizon and Nextel, but no communications company testified for Oracle. The Government put on Pepsi from the consumer products vertical,

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ORACLE RESTS

AIMCo from the real estate vertical, Neiman Marcus from the retailing vertical, Kerr-McGee for mining, the State of North Dakota and Metro-North, New York, from the public sector, as well as Greyhound from the transportation vertical. Oracle had no comparable witnesses. Oracle's sole live customer witness was Emerson Electric.

At another point in the pretrial process, Dan Wall promised to show that Lawson was a substantial competitor that provides software to Target and McDonald's. But the Government ended up putting Target's testimony into the record, as a DOJ witness. And it was revealed that McDonald's is in the process of adapting the platform of one of the Big 3, in lieu of the Lawson products it had previously used. Again, Oracle did not end up being able to prove what it claimed it would.

Indeed, Oracle ended up canceling many of its scheduled witnesses, and put on live testimony from only 15 of its scheduled 25 witnesses. Oracle's case was devoid of customer support. Its case consisted largely of three outsourcing witnesses, two industry consultants, two Oracle employees, two PeopleSoft competitors (Lawson and SAP), and four paid expert witnesses.

Oracle tried to portray outsourcing as a competitive threat to packaged software vendors, but the testimony revealed

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ORACLE RESTS

that most outsourcers use software supplied by PeopleSoft, Oracle, and SAP. And the number of outsourcing deals in the up-market is truly paltry.

Oracle claimed that Microsoft is poised to enter the up-market, but internal and heretofore confidential Microsoft documents refuted this claim.

Oracle portrayed Lawson as a rising competitor, but Oracle's own internal documents characterized Lawson as a poorly performing company.

Oracle's experts contradicted each other. And the stated vision of Oracle's CEO was in conflict with the trial position of the company. Oracle's efficiency study lacked a verifiable methodology.

Overall, Oracle appeared by the end of the trial to concede that the proposed acquisition would produce untoward concentration in the relevant markets, but its experts urged the court to simply ignore those inconvenient facts. Oracle claimed that new technology would change the status quo. Oracle's case consisted largely of vague speculation and, by the end of the trial, I believe that everyone knew this.

Important Additional Information

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ORACLE RESTS

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.